SC 3/6/03

03002236

VF 3-5-03

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

MAR - 3 2003

SEC FILE NUMBER
8- 53617

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 5, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Weston Financial Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
264 Riverside Avenue
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce N. Terry **(203) 227-5533**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 19 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce N. Terry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Weston Financial Services LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

NOTARY PUBLIC STATE OF FLORIDA
Linda Guilarte
Commission # CC 981147
Expires Nov. 12, 2004
Bonded Thru
Atlantic Bonding Co., Inc.

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Member's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information
Weston Financial Services LLC

Period from July 5, 2002 (Commencement of Operations) to December 31, 2002
with Report and Supplementary Report of Independent Auditors

Weston Financial Services LLC

Financial Statements
and Supplemental Information

Period from July 5, 2002
(Commencement of Operations)
to December 31, 2002

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Member of
Weston Financial Services LLC

We have audited the accompanying statement of financial condition of Weston Financial Services LLC (the "Company") as of December 31, 2002, and the related statements of operations, changes in member's capital, and cash flows for the period from July 5, 2002 (commencement of operations) to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weston Financial Services LLC at December 31, 2002, and the results of its operations, the changes in its member's capital and its cash flows for the period from July 5, 2002 (commencement of operations) to December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 18, 2003

Weston Financial Services LLC

Statement of Financial Condition

December 31, 2002

Assets	
Cash	$ 17,986
Total assets	$ 17,986
Liabilities and member's capital	
Liabilities:	
Payable to affiliate	$ 8,831
Member's capital:	9,155
Total liabilities and member's capital	$ 17,986

See notes to financial statements.

Weston Financial Services LLC

Statement of Operations

Period from July 5, 2002
(Commencement of Operations)
to December 31, 2002

Revenues	
Total revenues	$ –
Expenses	
Occupancy and equipment	3,814
Promotional	3,246
Other	1,785
Total expenses	8,845
Net loss	$ (8,845)

See notes to financial statements.

Weston Financial Services LLC

Statement of Changes in Member's Capital

Period from July 5, 2002
(Commencement of Operations)
to December 31, 2002

	Member's Capital
Capital contributions	$ 18,000
Net loss	(8,845)
Member's capital at December 31, 2002	**$ 9,155**

See notes to financial statements.

Weston Financial Services LLC

Statement of Cash Flows

Period from July 5, 2002
(Commencement of Operations)
to December 31, 2002

Cash flows from operating activities	
Net loss	$ (8,845)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in operating liabilities:	
Payable to affiliate	8,831
Net cash used in operating activities	(14)
Cash flows from financing activities	
Proceeds from capital contributions	18,000
Net increase in cash	17,986
Cash, beginning of period	–
Cash, end of period	$ 17,986

See notes to financial statements.

Weston Financial Services LLC

Notes to Financial Statements

December 31, 2002

1. Organization and Business

Weston Financial Services LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD"). The Company commenced operations as a broker-dealer on July 5, 2002. The Company is engaged primarily in selling limited partnerships in primary distributions, private placement of securities and financial advisory services. The Company is a wholly-owned subsidiary of Weston Capital Management, LLC (the "Parent").

2. Summary of Significant Accounting Policies

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

3. Income Taxes

For federal and state income tax purposes, the member is responsible for the tax liability or benefit related to its share of taxable income or loss. Accordingly, no provision for federal and state income taxes is reflected in the accompanying financial statements.

4. Related Party Transactions

The Company entered into an Expense Agreement (the "Agreement") with Weston Capital Administrative Services LLC (the "Affiliate") on July 5, 2002. The Affiliate agrees to provide the Company all operational and administrative services required by the Company in connection with its business as a securities broker-dealer. The Company has a payable of $8,831 to the Affiliate at December 31, 2002 for operating expenses incurred during the period ended December 31, 2002.

All organization costs and other expenses, including professional fees, for the period ended December 31, 2002, were borne by the Parent.

5. Net Capital Requirements

The Company is subject to Uniform Net Capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2002, the Company had net capital of $9,155, which was $4,155 in excess of the minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital shall not exceed 8:1 for the first twelve months of operations as a broker-dealer. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was 0.96 to 1.

Supplemental Information

Weston Financial Services LLC

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2002

Computation of net capital	
Total member's capital	$ 9,155
Deductions and/or charges	-
Total regulatory capital	$ 9,155
Computation of net capital requirement	
Minimum net capital required (the greater of 12½% of aggregate indebtedness of $8,831 or $5,000)	$ 5,000
Net capital in excess of requirement	$ 4,155
Ratio of aggregate indebtedness to net capital	.96 to 1
Aggregate indebtedness	
Payable to affiliate	$ 8,831

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2002 Part IIA FOCUS filing.

Weston Financial Services LLC

Statement Regarding Rule 15c3-3

December 31, 2002

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Member of
Weston Financial Services LLC

In planning and performing our audit of the financial statements of Weston Financial Services LLC (the "Company") for the period from July 5, 2002 (commencement of operations) to December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of the differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 18, 2003